E2.

19006507

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC Mail Processing

MAR 01 2019

Washington, DC

SEC FILE NUMBER
8-52282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2307 Douglas Road - Suite 301
(No. and Street)

Miami	FL	33145
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulos & Company
(Name - *if individual, state last, first, middle name*)

9300 South Dadeland Blvd. - Suite 600	Miami	FL	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Susan Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Trust Securities, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Susan Escobio
Signature

President
Title

Christi Campos
Notary Public

CHRISTIE CAMPOS
Notary Public - State of Florida
Commission # FF 902690
My Comm. Expires Jul 22, 2019
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Southern Trust Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Southern Trust Securities, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Southern Trust Securities, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Southern Trust Securities, Inc.'s management. Our responsibility is to express an opinion on Southern Trust Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Southern Trust Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & Co.

We have served as Southern Trust Securities, Inc.'s auditor since 2014.

Miami, Florida

February 26, 2019

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

Southern Trust Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 17,639
Due from clearing broker	77,677
Deposit with clearing broker	100,000
Prepaid expenses	5,655
Other assets	214
Total Assets	$ 201,185
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions payable	$ 18,225
Accounts payable and accrued expenses	35,931
Total Liabilities	54,156
Commitments and Contingencies	
Stockholders' equity:	
Preferred stock, no par value, 10 million shares authorized; none outstanding	-
Common stock, no par value, 190 million shares authorized; 21,817,292 shares issued and outstanding	345,000
Additional paid-in capital	5,728,365
Accumulated deficit	(5,926,336)
Total Stockholders' equity	147,029
Total Liabilities and Stockholders' Equity	$ 201,185

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Nature of Operations

Southern Trust Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is an introducing broker-dealer clearing customer trades on a fully disclosed basis through a clearing firm (the "Clearing Broker"). Under this basis, the Company forwards all customers' transactions to another broker-dealer who carries the customers' accounts. The Company's operations also consist of providing investment banking services.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities all as of the reporting date. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers short-term interest-bearing investments with initial maturities of three months or less held at a bank to be Cash Equivalents. Such instruments held in a brokerage account are considered a receivable and are included in Due from Clearing Broker on the Statement of Financial Condition.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of those organizations.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The U.S. Federal jurisdiction and the State of Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2015.

Furniture and Fixtures

The Company has a minimal amount of office furniture and fixtures in use. Such furniture and fixtures are fully depreciated, and accordingly are not shown on the Statement of Financial Condition.

3. Clearing Arrangement

The Company has a clearing agreement with the Clearing Broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing broker. The Company maintains a deposit with the Clearing Broker in the amount of $100,000 which is included in the "Deposits with Clearing Broker" line of the Statement of Financial Condition. A termination fee may apply if the Company were to terminate its relationship with the Clearing Broker. The Company does not carry the accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customers transactions, which are not reflected in these financial statements to its clearing broker, who maintains the customer accounts and clears such transactions. These activities may expose the Company to off balance sheet risk in the event customers do not fulfill their obligations with the Clearing Broker, as we have agreed to indemnify the Clearing Broker for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely.

4. Related Party Transactions

The Company occupies office space in a facility leased by an affiliated entity. The Company remits payment directly to the landlord for this leased space.

5. Regulatory Requirements

The Company is subject to the provisions of Rule 15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2018, the Company's net capital balance as defined by the Rule 15c3-1 was $139,516, which exceeded the net capital requirement by $134,516. At December 31, 2018, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.87 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Income Taxes

In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the deferred tax asset is appropriate in the circumstances.

At December 31, 2018, the Company had approximately $2,500,000 in Federal and state net operating loss carry forwards ("NOLs") available to offset future taxable income. The Company has taken a valuation allowance on the entire amount of the tax effect of the NOLs due to the uncertainty of realizing the future tax benefits. As of December 31, 2018, the deferred tax asset was $525,000. The NOLs will expire over an indefinite period.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. Balances were below the insured limits as of December 31, 2018.

8. Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Commitments and Contingencies

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2018, the Company was not involved in any such claims or lawsuits.

10. Recently Issued Accounting Pronouncements

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.

Adoption of New Accounting Standard

On January 1, 2018, the Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.

11. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued. There have been no such subsequent events requiring disclosure in the accompanying Statement of Financial Condition.